Filed Pursuant to Rule 433

Registration Number 333-205082

Pricing Term Sheet

October 26, 2015

Allied World Assurance Company Holdings, Ltd

4.35% Senior Notes due 2025

Fully and Unconditionally Guaranteed by

Allied World Assurance Company Holdings, AG

Issuer:	Allied World Assurance Company Holdings, Ltd
Guarantor:	Allied World Assurance Company Holdings, AG
Title of Securities:	Senior Notes due 2025
Security Type:	Senior Fixed Rate Notes
Format:	SEC Registered
Trade Date:	October 26, 2015
Settlement Date:	October 29, 2015 (T+3)
Maturity Date:	October 29, 2025
Aggregate Principal Amount Offered:	$500,000,000
Public Offering Price:	99.952% of Principal Amount
Price to Issuer:	99.302% of Principal Amount
Net Proceeds (After Underwriting Discount):	$496,510,000
Treasury Benchmark:	2.000% due August 15, 2025
Benchmark Treasury Yield:	2.056%
Spread to Treasury Benchmark:	Treasury Rate plus 230 basis points
Re-offer Yield:	4.356%
Coupon:	4.35% per annum
Interest Payment Dates:	Semi-annually on April 29th and October 29th of each year, commencing on April 29th, 2016
Optional Redemption:

Make-whole call at any time prior to July 29, 2025 (three months prior to the Maturity Date) at a discount rate of U.S. Treasuries plus 35 basis points; par call at any time on or after July 29, 2025 (three months prior to the Maturity Date)

CUSIP; ISIN:	01959E AC2; US01959EAC21
Anticipated Ratings* (Moody’s / S&P):	Baa1 (Stable) / BBB+ (Stable)
Joint Lead Managers:	Barclays Capital Inc. Credit Suisse Securities (USA) LLC Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Co-Managers:	BMO Capital Markets Corp. ING Financial Markets LLC

All references to the 2045 Notes in the preliminary prospectus supplement are deleted and the Issuer is only issuing the 2025 Notes.

*                 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Barclays Capital Inc., toll-free at 1-888-603-5847 or Credit Suisse Securities (USA) LLC, toll-free at 1-800-221-1037.